Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-151345

CLEAR CHANNEL COMMUNICATIONS, INC. — CC MEDIA HOLDINGS, INC.
LETTER OF TRANSMITTAL
In connection with the election to receive Stock Consideration in the merger of Clear Channel Communications, Inc. and BT Triple Crown Merger Co., Inc., a wholly owned subsidiary of CC Media Holdings, Inc.
THE RIGHT TO MAKE A STOCK ELECTION AND WITHDRAW SUCH STOCK ELECTION WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON JULY 17, 2008. SHARES SUBMITTED IN CONNECTION WITH A STOCK ELECTION MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M. NEW YORK CITY TIME, ON JULY 17, 2008. SEE INSTRUCTION 3.
This Letter of Transmittal is to be used by holders of shares of common stock of Clear Channel Communications, Inc. (“Clear Channel”) who have elected to receive shares of Class A common stock of CC Media Holdings, Inc. upon consummation of the merger between Clear Channel and BT Triple Crown Merger Co., Inc. See instruction sheet. Certificates (as defined below) are to be forwarded with this Letter of Transmittal or, if shares are to be submitted by book-entry transfer to the account of the Depositary Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth on the instruction sheet.
I/We, the undersigned, surrender to you for exchange the share(s) identified below. I/We certify that I/we have complied with all requirements as stated in the instruction sheet, was/were the registered holder(s) of the shares of Clear Channel common stock represented by the enclosed certificates at 5:00p.m., New York City Time, on June 19, 2008 and on the date set forth next to my/our signature(s) below, have full authority to surrender these certificate(s), and give the instructions in this Letter of Transmittal and warrant that the shares of Clear Channel common stock represented by these certificates are free and clear of all liens, restrictions, adverse claims and encumbrances.
I/We, the undersigned, constitute and appoint Mellon Investor Services LLC (“Mellon”), the true and lawful agent and attorney-in-fact of the undersigned with respect to the share(s) identified below, with full power of substitution, to deliver certificates for such share(s), with all accompanying evidences of transfer and authenticity, to or upon the order of BT Triple Crown Merger Co., Inc., in accordance with the terms of the Agreement and Plan of Merger, dated November 16, 2006, by and among Clear Channel, BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC and T Triple Crown Finco, LLC, as amended. See instruction sheet.

SHARES PRESENTED

 ☐	CHECK HERE IF CERTIFICATED SHARES ARE BEING SURRENDERED AND COMPLETE THE FOLLOWING:

List only certificate(s) surrendering here.	Certificate No(s).	Number of Shares

TOTAL CERTIFICATED SHARES:

 ☐	CHECK HERE IF SHARES ARE BEING SURRENDERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER; SEE INSTRUCTION 2):

Name of Surrendering Institution:

Account Number:

Transaction Code Number:

TOTAL BOOK ENTRY SHARES:

‘	TOTAL SHARES PRESENTED FOR WHICH A STOCK ELECTION HAS BEEN MADE:

Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as names(s) appear(s) on stock certificates. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 6 and 10.

Registered Holder

Registered Holder

Title, if any

Phone No.: Date

’	“	”
Special Transfer Payment Instructions	Special Mailing Instructions	Signature Guarantee Medallion

If you want your shares of CC Media Holdings, Inc. Class A common stock to be issued in another name and evidence of such issuance of shares mailed to such person or entity, fill in this section with the information for the new account name.	Fill in ONLY IF you want your shares of CC Media Holdings, Inc. Class A common stock to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown on the front of this card. Mail certificates to:	Unless the shares are submitted by the registered holder(s) of the common stock, your signature(s) must be guaranteed by an Eligible Institution. See Instruction 14.

Name (Please Print First, Middle & Last Name)	Name (Please Print First, Middle & Last Name)	Name (Please Print First, Middle & Last Name)

Address (Number and Street)	Address (Number and Street)	Title of officer signing

(City, State & Zip Code)	(City, State, Zip Code)	Name of Guarantor Firm

(Tax Identification or Social Security Number)	(Tax Identification or Social Security Number)	Address of Guarantor Firm

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, CLEAR CHANNEL COMMON STOCK CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED EFFECTIVE, AND RISK OF LOSS AND TITLE TO THE SHARES TO BE SURRENDERED SHALL PASS, ONLY WHEN MATERIALS ARE ACTUALLY RECEIVED BY MELLON OR THE BOOK-ENTRY TRANSFER FACILITY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND THAT YOU PROPERLY INSURE YOUR PACKAGE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. ANY LETTER OF TRANSMITTAL OR ELECTION FORM RECEIVED AFTER THE ELECTION DEADLINE WILL BE REJECTED.
(SEE INSTRUCTION SHEET)

CLEAR CHANNEL COMMUNICATIONS, INC.
INSTRUCTION SHEET
INSTRUCTIONS FOR COMPLETING THE ELECTION FORM AND THE STOCK
LETTER OF TRANSMITTAL
GENERAL

1.	THE ELECTION DEADLINE IS 5:00 P.M. (NEW YORK CITY TIME) ON JULY 17, 2008, THE FIFTH BUSINESS DAY PRIOR TO THE DATE OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLEAR CHANNEL COMMUNICATIONS, INC. (the “Election Deadline”). For a stock election to be effective, the election form and Letter of Transmittal, properly completed, and the related Clear Channel common stock certificate(s) (the “Certificates”) (or book entry share(s)) and other required documents must be received by Mellon (or in the case of any book entry shares, the shares must be received by the Book-Entry Transfer Facility and all other documents by Mellon) at one of the addresses shown on the election form on or prior to the Election Deadline. If you wish to make a cash election for all shares that you held as of 5:00 p.m., New York City Time, on June 19, 2008, you do not need to submit an election form or letter of transmittal at this time. If you do not submit an election form or letter of transmittal with respect to your shares, you will be deemed to have made a cash election and will be entitled to receive cash consideration (subject to cutback by an amount equal to the Additional Equity Consideration (such amount not to exceed $1.00 per share), plus the Additional Per Share Consideration (if any)) with respect to such shares following the merger. Mellon will determine whether any election form or Letter of Transmittal and any Certificates or book entry shares are received on a timely basis. Any such determinations made in good faith will be conclusive and binding.

2.	Book-Entry Transfer. The Depositary will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the stock election. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book entry delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and any other required documents, must be received by Mellon at one of the addresses set forth on the election form prior to the Election Deadline for a valid stock election to be made by a holder of book entry shares. The confirmation of a book entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation”. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to Mellon.

3.	Revocation or Change of Election/ Withdrawal of Shares: An election form and Letter of Transmittal may be (i) revoked if Mellon receives written notice prior to the Election Deadline from the record holder of the shares covered by such election form which states that the record holder wishes to revoke his or her election and withdraw his or her Certificate(s) or book entry share(s) to the extent previously deposited or (ii) changed if Mellon receives a completed replacement election form and Letter of Transmittal (if required) prior to the Election Deadline from the record holder of shares. After the Election Deadline, all elections will be irrevocable. Mellon will have the discretion to determine whether any revocation or change is timely received and whether any such revocation or change has been properly made. Any such determinations made in good faith will be conclusive and binding.

4.	Termination of Merger: In the event of termination of the merger agreement, Mellon will promptly return Certificate(s) to the record holders.

5.	Lost/stolen/destroyed certificates: If your Certificate(s) has/have been lost, stolen or destroyed and you require assistance in replacing it/them, please call The Bank of New York at 1-800-524-4458 for instructions. You cannot submit an effective election form and Letter of Transmittal for a stock election without enclosing your Certificate(s) or proper instructions with respect to book entry shares, in each case, prior to the Election Deadline.

6.	Shares held by nominees, trustees or other representatives. Holders of record of shares of Clear Channel common stock who hold such shares as nominees, trustees or in other representative or fiduciary capacities (each a “Representative”) may submit one or more election forms (and if required, the Letter of Transmittal) covering the aggregate number of shares of Clear Channel common stock held by such Representative for the beneficial owners for whom the Representative is making an election, provided that each Representative must certify that each election form covered thereby (and if required, the Letter of Transmittal) covers all of the shares of Clear Channel common stock held by such Representative for any single beneficial owner. Any Representative that makes an election may be required to provide Mellon with such documents and/or additional certifications, if requested, in order to satisfy Mellon that such Representative holds such shares of Clear Channel common stock for a particular beneficial owner. If any shares of Clear Channel common stock are not covered by an effective election form and Letter of Transmittal, they will be deemed to have made a cash election and will be exchanged for the cash consideration pursuant to the terms of the merger agreement (subject to cutback by an amount equal to the Additional Equity Consideration (such amount not to exceed $1.00 per share), plus the Additional Per Share Consideration (if any)) as described in the proxy statement-prospectus.

7.	Miscellaneous. Mellon has the discretion to determine whether an election form and Letter of Transmittal (if required) has been properly completed, signed and submitted or revoked and to disregard immaterial defects in any election form or Letter of Transmittal. The good faith decision of Mellon in such matters shall be conclusive and binding. Clear Channel, CC Media Holdings, Inc., BT Triple Crown Merger Co., Inc. and Mellon are not under any duty to give notification of defects in any Election Form or Letter of Transmittal.

8.	Information and additional copies. Information and additional copies of the election form and Letter of Transmittal may be obtained by telephoning toll-free (877) 456-3427 (Innisfree M&A Incorporated).

ELECTION FORM

9.	PLEASE SIGN AND COMPLETE BOX 2 OF THE ELECTION FORM TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER if you are a U.S. Taxpayer. If the Taxpayer ID or Social Security Number is incorrect or blank, write the corrected number in Box 2 of the election form and sign to certify. Please note that Mellon Investor Services LLC may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Social Security Number is not certified on our records. If you are a non-U.S. Taxpayer, please complete and return form W-8BEN.

10.	If a holder beneficially owns more than 11,111,112 shares of Clear Channel Communications, Inc. common stock and wishes the individual cap to apply with respect to all of the shares of Clear Channel Communications, Inc. common stock beneficially owned by you and such shares are held through different record holders, such holder must (i) submit a request in writing to Mellon prior to the Election Deadline to have the individual cap apply with respect to all of the Clear Channel Communications, Inc. common stock beneficially owned by such holder and (ii) provide information necessary to verify such beneficial ownership by such holder, including the name of the holder of record, the account number and any other information reasonably requested by Mellon. To the extent such request and information is not provided prior to the Election Deadline, the individual cap shall apply (x) in the case of Clear Channel Communications, Inc. common stock held as physical certificates, with respect to each holder of record of such shares and (y) in the case of Book Entry Shares, with respect to each account in which such shares are held on the books of a Book-Entry Transfer Facility, or, if held through a Representative, with respect to the shares held by such Representative on behalf of a single beneficial owner.

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LETTER OF TRANSMITTAL

11.	Signatures on Letter of Transmittal, Stock Powers and Endorsements. If the Letter of Transmittal is signed by the registered holder(s) of the Certificate(s) submitted herewith, the signature(s) must correspond with the name(s) as written on the face of the Certificate(s) without alteration, enlargement or any change whatsoever. If any of the shares of Clear Channel common stock submitted herewith are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal. If any of the Certificates are registered in different names on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificates. If the Letter of Transmittal or any Certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Mellon and CC Media Holdings, Inc. of their authority so to act must be submitted with the Letter of Transmittal.

12.	If you want your share(s) of Class A common stock of CC Media Holdings, Inc. to be issued in another name and evidence of such issuance of shares mailed to such person or entity, fill in Box 7 of the Letter of Transmittal. Signature(s) in Box 7 of the Letter of Transmittal must be medallion guaranteed. See Instruction 14.

13.	Complete Box 8 only if your share(s) of Class A common stock of CC Media Holdings, Inc. is/are to be delivered to a person other than the registered holder or to a different address. Signature(s) in Box 8 of the Letter of Transmittal must be medallion guaranteed. See Instruction 14.

14.	Guarantees. If you have not completed Box 8 of the Letter of Transmittal, and you have requested that the shares of CC Media Holdings, Inc. to be issued in exchange for your shares of Clear Channel common stock be issued in the name of the registered holder(s) as inscribed on the Certificate(s) you have surrendered, the signatures on the election form and the Letter of Transmittal need not be guaranteed. If the “Special Transfer Payment Instructions” or “Special Mailing Instructions” box have been completed so that payment is to be made to someone other than the registered holder(s) of Clear Channel common stock with respect to the surrendered Certificate(s) or the shares are to be mailed to someone other than the registered holder, signatures on the election form and Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program. Public notaries cannot execute acceptable guarantees of signatures.

ELECTION FORM & LETTER OF TRANSMITTAL

15.	Please indicate the total number of share(s) of Clear Channel common stock for which you have elected to receive shares of Class A common stock of CC Media Holdings, Inc. in Box 3B of the election form and Box 6 of the Letter of Transmittal.

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